

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2018

Nicholas J. Chulos
Executive Vice President and General Counsel
FIRST MIDWEST BANCORP INC
8750 West Bryn Mawr Avenue, Suite 1300
Chicago, IL 60631

Re: FIRST MIDWEST BANCORP INC
Registration Statement on Form S-4
Filed August 2, 2018
File No. 333-226506

Dear Mr. Chulos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services